PRENETICS GLOBAL LIMITED
Unit 703-706, K11 Atelier King’s Road,
728 King’s Road, Quarry Bay, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on 27 December, 2024

To the Shareholders of Prenetics Global Limited:

Notice is hereby given that the 2024 Annual General Meeting of the Shareholders (the “Annual Meeting”) of Prenetics Global Limited (the “Company”) will be held on 27 December, 2024 at 10:00am at the Company’s principal executive offices, at Unit 703-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong. You will be able to attend and submit questions during the Annual Meeting for the following purposes:

1.To provide an open forum for shareholders of the Company (“Shareholders”) to discuss Company affairs with management.

2.To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on 13 December 2024 (the “Record Date”) has been fixed as the record date for the purpose of determining the Shareholders entitled to notice of the Annual Meeting. The register of members of the Company will not be closed.

Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares planning to attend the annual general meeting in person are required to register their intention to attend by submitting the online registration form accessible at https://ir.prenetics.com/news-events/events by 10:00am Hong Kong time, 25th December 2024, Hong Kong Time.

By Order of the Board of Directors,

/s/ Danny Sheng Wu Yeung
_______________________________________
Danny Sheng Wu YEUNG (Chairman and CEO)

Dated: 13 December, 2024